Barbara L. Borden T: +1 858 550 6064 bordenbl@cooley.com	VIA EDGAR AND FEDEX

July 25, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	Horizon Pharma, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 27, 2014
File No. 001-35238

Vidara Therapeutics International Ltd.
Registration Statement on Form S-4
Filed June 26, 2014
File No. 333-197052

Dear Mr. Riedler:

On behalf of Horizon Pharma, Inc. (the “Company”), and Vidara Therapeutics International Ltd. (“Vidara”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 23, 2014 (the “Comment Letter”), regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Registration Statement on Form S-4 (the “Registration Statement”).

We have filed today with the Commission, via EDGAR, Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) and Vidara has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In connection with this letter and the filing of the Amended Proxy Statement and Amended Registration Statement, we are sending to the Staff, by courier, courtesy copies of the Amended Proxy Statement and Amended Registration Statement marked to show changes from the Proxy Statement and Registration Statement, respectively.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. All page references in the responses set forth below refer to pages of the Amended Proxy Statement and the Amended Registration Statement, as applicable.

July 25, 2014

Page Two

Staff Comments and Company Responses

General

1. We note that you have incorporated by reference your Form 8-K filed June 19, 2014 and that such filing includes a copy of your Credit Agreement dated June 17, 2014 which provides the funding for your proposed transaction. Please revise your exhibit index in Form S-4 to specifically incorporate this exhibit by reference to the aforementioned Form 8-K.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the Exhibit index in the Amended Registration Statement.

The Merger

Background of the Transaction, page 38

2. You disclose on page 38 that on January 27, 2014, Mr. Santini recused himself from participating in negotiations regarding the transaction due to a potential conflict of interest. You should disclose this potential conflict and explain how it was resolved such that Mr. Santini was able to take part in negotiations beginning on March 18, 2014.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on pages 38 and 44 to further explain Mr. Santini’s recusal. Please note that Mr. Santini did not participate in any of the negotiations of the transaction. As disclosed in the “Background of the Transaction,” Mr. Santini participated in a regularly scheduled Horizon board meeting on March 18, 2014 during which the proposed transaction was reviewed and approved by the Horizon board.

3. Please disclose whether the members of the Business Development Committee of the board of directors of Horizon were considered independent. If so, please disclose what standard of independence you use. For example, disclose if they are independent consistent with the standards of a specific exchange.

Response: The Company and Vidara acknowledge the Staff’s comment. As disclosed on page 38, Horizon’s Chairman of the Board, President and Chief Executive Officer, is a member of the Business Development Committee, and therefore, the Committee is not an independent committee of the Horizon board. The Horizon board established this committee to facilitate the evaluation and negotiation of potential strategic transactions, but did not delegate the authority of the Horizon board to approve or reject potential transactions and the Business Development Committee did not in fact approve this transaction. The Company does not believe there was any need under applicable law to create a special independent committee of the Horizon board in connection with this transaction. We have clarified on page 38 in the description of the members of the Business Development Committee that Mr. Walbert is the CEO of Horizon, but respectfully do not believe it is necessary to state that this committee is not an independent committee of the Horizon board given the context.

July 25, 2014

Page Three

4. On page 39, you disclose that on February 5, 2014, management of Horizon and Vidara held a conference call to discuss Vidara’s due diligence questions on Horizon’s intellectual property. Please disclose the substance of these questions and provide a brief summary of any material aspects of this conversation. Please also provide similar disclosure where you reference due diligence questions on Horizon’s intellectual property on page 41.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised pages 39 and 41 to describe the topics of discussion during these calls.

5. On page 40, please revise your disclosure to clarify that the sole shareholder of Vidara that you are referring to is DFW Capital Partners.

Response: The Company and Vidara acknowledge the Staff’s comment. Vidara Holdings is the sole shareholder of Vidara. We have revised page 41 to clarify the identity of the sole shareholder.

6. We note your disclosure with respect to the revised bid for Vidara offered during the March 6, 2014 meeting. Please revise your disclosure to explain why Horizon determined to revise its preliminary bid of $500 million for Vidara. In this regard, please indicate whether Vidara rejected this initial offer. Your disclosure should also indicate how Horizon determined the structure and value of its subsequent bid.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised page 41 to clarify that Vidara rejected the preliminary bid and to disclose how Horizon determined the structure and value of its subsequent bid.

7. We note your disclosure with respect to various revisions made to the merger agreement by the respective counsels for Horizon and Vidara from March 9th until execution of the agreement on March 19th. Please revise your disclosure to specify what aspects or provisions of the merger agreement were the subject of the revisions. In this regard, please also identify the open issues in the merger agreement that were subject to negotiation by the parties to the agreement over this period. Your disclosure should indicate how the terms of the merger agreement evolved over the course of negotiations prior to execution.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised disclosures on pages 42 and 43 to further discuss the negotiation of the merger agreement.

8. You disclose on page 41 that on March 12, 2014, Vidara reported receiving a superior alternative offer. Please disclose the type and material terms of the offer and explain the basis for the belief that it was superior. Please additionally disclose why Vidara then chose to move forward with Horizon in light of the superior offer.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised disclosures on page 42 to disclose the other offers received by Vidara during the period Vidara was negotiating with Horizon. We respectfully note that the sole shareholder of Vidara is a party to the merger agreement and was aware of these facts when it approved the transaction. None of Horizon, the Horizon board or the advisors to Horizon were aware of the number or terms of any competing bids received by Vidara during the process, except as previously indicated, Horizon was informed on March 12, 2013 that Vidara had received a superior proposal on unspecified terms.

July 25, 2014

Page Four

9. Please tell us whether Vidara received any other offers during the negotiations period. If Vidara did receive other offers, you should disclose the content of such offers and their eventual result. To the extent they were rejected or abandoned in favor of the transaction with Horizon, you should disclose why.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised disclosures on pages 39 through 42.

10. We note your disclosure on page 42 that JMP Securities presented preliminary financial analyses of Vidara and Horizon used to develop the proposed bid at a February 13, 2014 meeting. We also note that, at the same meeting and later on March 15, 2014, KPMG gave a detailed presentation on the structure of the transaction and an analysis of various tax issues relating to transaction. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the proposed transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. Please revise your disclosure accordingly and file, as an exhibit, any documents underlying the presentations made by JMP Securities and KPMG as required by Item 1016(c) of Regulation M-A and Item 21(c) of Form S-4. Please also file documents evidencing the consents of JMP Securities and KPMG to be named as experts in the filing.

Response: The Company and Vidara acknowledge the Staff’s comment. The Company respectfully does not believe that either JMP Securities or KPMG provided reports, opinions or appraisals within the meaning of Item 1015(b) of Regulation M-A. Prior to Robert Carey becoming Horizon’s Executive Vice President and Chief Business Officer on March 6, 2014, he was a principal in JMP Securities and he and Christopher Murphy, an employee of JMP Securities who also became an employee of Horizon during this process, assisted the Company in the preparation of the Company’s internal financial model used to develop a bid. JMP Securities was not retained to render a fairness opinion, and did not render a fairness opinion, in connection with the transaction and did not participate in the transaction after Mr. Carey joined Horizon as an officer. KPMG, along with outside counsel, advised the Company on the tax structure of the transaction, including the restructuring steps set forth in Schedule 1 to the merger agreement. The Company respectfully believes that KPMG did not render a report to the Company within the meaning of Item 1015(b) of the Regulation M-A. The Company has included descriptions of the presentations made to the Horizon board by JMP Securities and KPMG and by counsel during the deliberations as part of the Horizon board’s record of compliance with its fiduciary duty obligations and not because the Horizon board believes that it has received reports, opinions or appraisals relating to these subjects within the meaning of Item 1015(b) of the Regulation M-A.

July 25, 2014

Page Five

Horizon’s Reasons for the Merger and Recommendation of Horizon’s Board of Directors, page 43

11. Please revise your disclosure to indicate why you believe New Horizon will be subject to more tax complexity and audit risk.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 46 to cross reference the discussion of the tax related risks in the Risk Factors.

Vidara and Horizon Unaudited Prospective Financial Information, Page 46

12. Please revise your disclosure to identify the specific subjective judgments, estimates, assumptions reflected in the Vidara projections and Horizon projections on which your fairness opinion was based. Please also explain why you believe such judgments, estimates, and assumptions are reasonable.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 48.

13. Please explain why your pro forma projections to not give effect to the significant debt that New Horizon will have following completion of the proposed combination.

Response: The Company and Vidara acknowledge the Staff’s comment. We respectfully advise the Staff that the pro forma financial statements for the transaction on pages 171 through 187 include a description of the pro forma debt of the combined company and the pro forma effect of the proposed debt on the historical results of Horizon. The financial projections on pages 49 and 50 of the Amended Registration Statement are projections of the standalone financial results of each of Horizon and Vidara assuming they each remain separate independent companies, in which case Horizon would not incur any new debt to fund the combination. Therefore, neither the Horizon projections nor the Vidara projections reflect the incurrence of any new debt.

Opinion of Horizon’s Financial Advisor, page 49

14. Supplementally, please provide us with any “board books” or similar materials furnished to the board regarding Citi’s analysis.

Response: The Company and Vidara acknowledge the Staff’s comment. Horizon is submitting to the Staff for its review on a supplemental basis, copies of the presentation to the board of directors given by Citi at a meeting of the board of directors of Horizon on March 18, 2014.

July 25, 2014

Page Six

15. Please disclose any instructions given to Citi in connection with its fairness opinion and any limitations imposed on the scope of its investigation or tell us supplementally that no such instructions were given and that no such limitations were imposed. Refer to Item 1015(b)(6) of Regulation M-A.

Response: The Company and Vidara acknowledge the Staff’s comment. As described in Citi’s opinion attached as Annex B to the Registration Statement, the Horizon board of directors requested Citi’s opinion “as to the fairness, from a financial point of view, to Horizon and its stockholders (other than Vidara and its affiliates) of the Transaction Consideration.” We supplementally confirm that the Horizon board of directors did not impose any limitations on the scope of Citi’s investigation.

16. We note the disclosure at page 49 that Citi’s financial opinion was provided solely for the information of the board of directors of Horizon. In our view, such statement is inconsistent with the disclosures relating to the opinion as included in the registration statement. Please revise your disclosure to remove this statement from your registration statement.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 50.

17. Please revise your disclosure to describe the “judgments and assumptions” Citi made with respect to industry performance, general business, economic and financial and economic conditions and other matters in conducting the analysis to support its fairness opinion in each location in which you reference such judgments and assumptions. Please also explain the basis for determining that these judgments and assumptions are reasonable.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on pages 54 and 56.

Comparable Company Analysis, page 51

18. Please revise your disclosure to identify the criteria used to determine that the companies identified were similar in size to Vidara. Please also disclose the “other relevant financial metrics” used to determine the peer group.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 52.

Vidara Peer Group, page 52

19. Please revise your table at page 52 to explain what the abbreviation “NM” means and how such designation relates to your comparative analysis.

July 25, 2014

Page Seven

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 54.

20. Please revise your disclosure to describe how Citi determined the range of financial multiples disclosed and how such multiples were used to calculate the range of implied market values of Vidara and Horizon. Please also indicate specifically how the information provided in the table on page 52 was incorporated into this determination.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 54.

Precedent Transaction Analysis, page 53

21. We note your disclosure that Citi selected the transactions in the exercise of its professional judgment and experience because Citi deemed them to be most similar to Vidara or otherwise relevant to the transaction. Please describe with greater specificity Citi’s criteria for determining that the cited transactions were appropriate for comparative analysis. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if so, the reasons for making such exclusions.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 54. We supplementally advise the Staff that no transactions meeting the criteria presented in the disclosure were excluded in order to change the valuation generated by the analysis.

22. Please revise to include the acquisition dates for the transactions cited.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 55.

23. Please disclose the transaction value and the ratio of transaction value to the last twelve months of revenue for each of the selected precedent transactions disclosed in the table at page 53.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 55.

24. Please revise your disclosure to describe how Citi determined the representative range of TV/LTM multiples and LTM Revenue metrics for Vidara, and how such values were used to determine the range implied equity values for Vidara. Please also indicate specifically how the information provided in the table on page 53 was incorporated into these determinations.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 55.

July 25, 2014

Page Eight

General, pages 55-56

25. We note that Citibank, N.A. will serve as administrative agent and collateral agent in relation to Horizon’s entry into a $300 million credit agreement pursuant to which funds will be used to complete the proposed transaction with Vidara. We also note your disclosure in the press release attached as an exhibit to your Form 8-K filed June 19, 2014 that Citigroup Global Markets Inc. will act as joint arranger and initial lender to Horizon for the financing provided under the credit agreement. Accordingly, please specifically disclose these relationships and any other material relationship that existed with Citi or its affiliates during the past two years.

Response: The Company and Vidara acknowledge the Staff’s comment. We have revised the disclosure on page 58. We supplementally confirm that these references to Citibank, N.A. relate to the same financing in connection with the proposed transaction with Vidara.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these matters to me at (858) 550-6064 or Sean M. Clayton at (858) 550-6034.

Sincerely,

Cooley LLP

/s/ Barbara L. Borden

Barbara L. Borden

cc:	Lynda Kay Chandler
Sean M. Clayton
Timothy P. Walbert, Horizon Pharma, Inc.
Robert J. De Vaere, Horizon Pharma, Inc.
Paul Hoelscher, Horizon Pharma, Inc.
Virinder Nohria, M.D., Ph.D., Vidara Therapeutics International Ltd.
John Berkery, Mayer Brown LLP